Press Release CAE announces sale of its Healthcare business Montreal, Canada, October 24, 2023 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today announced that it has reached a definitive agreement to sell CAE’s Healthcare business to Chicago-based Madison Industries for an enterprise value of C$311 million, subject to customary adjustments. “We are proud of the significant contribution to patient safety that CAE Healthcare has made,” said Marc Parent, President and CEO of CAE. “The business is growing under a strong leadership team and has reached a point where the opportunity exists to take it to the next level. We believe Madison Industries is well positioned to support the future growth of the Healthcare business, which will continue to focus on evolving simulation to drive patient safety and quality outcomes.” “This decision to streamline our portfolio better positions CAE to efficiently allocate capital and resources to secure the many attractive growth opportunities on the horizon in our much larger, core simulation and training markets,” he continued. “Madison Industries is on a mission to make the world safer, healthier and more productive,” said Larry Gies, Madison Industries’ founder and Chief Executive Officer. “Our platform is designed to empower companies whose products make our lives better and build these companies into the market leaders of tomorrow.” “At Madison, we are excited to expand upon the heritage of innovation that CAE Healthcare has built,” he continued. “With a talented workforce in the United States, Europe, and world-leading R&D capabilities in Quebec, we will look to rapidly accelerate and progress simulation and quality outcomes with the most complete set of clinical training tools available.” Closing of the transaction, which is subject to closing conditions, including customary regulatory approvals, is expected before the end of fiscal year 2024. Sale proceeds will be principally used to accelerate deleveraging, as well as to support CAE’s continued focus on technology advancement, market leadership and cost optimization within its core training and simulation markets. CAE has engaged National Bank Financial Inc. as its exclusive financial advisor for this transaction.

Press Release About CAE At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter. Follow us on Twitter: @CAE_Inc Facebook: www.facebook.com/cae.inc LinkedIn: www.linkedin.com/company/cae Hashtags: #CAE; #CAEpilot Read our FY23 Global Annual Activity and Sustainability Report Caution concerning forward-look ing statements This press release includes forward-looking statements about the sale by CAE of its Healthcare business (the Sale Transaction), the anticipated benefits and expected impacts therefrom on CAE’s strategic and operational plans and financial results, the expected terms, conditions (including receipt of necessary regulatory approvals) and completion of the Sale Transaction, the anticipated cash consideration therefrom and the timing for completion thereof, as well as CAE’s activities, events and developments that it expects to or anticipates may occur in the future including, for example, statements about CAE’s vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, our financial position, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “future”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “strategy”, “will” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. By their nature, forward looking statements require CAE to make assumptions and are subject to inherent risks and uncertainties associated with CAE’s business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations

Press Release and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that CAE believes are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Important risks that could cause such differences include risks relating to the Sale Transaction, such as all or part of the intended benefits therefrom not being realized or unanticipated carve out-related issues, costs or delays, failure to receive or delay in receiving necessary regulatory approvals or otherwise satisfy the conditions to the completion of the Sale Transaction or delay in completing it and uncertainty regarding the length of time required to complete the Sale Transaction, the impact of the announcement of the Sale Transaction on CAE’s relationships with third parties, including commercial counterparties, suppliers, employees and competitors, strategic relationships, operating results and businesses generally, the occurrence of an event which would allow the parties to terminate their obligations, commitments and undertakings pursuant to the Sale Transaction documentation, changes in the terms of the Sale Transaction, the failure by the parties to fulfill their obligations, commitments and undertakings pursuant to the Sale Transaction documentation, and the failure to retain our key management, personnel and clients during the pendency and following completion of the Sale Transaction and risks associated with the loss and replacement of key management and personnel. If the proposed Sale Transaction is not completed for any reason, there is a risk that the announcement of such Sale Transaction and the dedication of substantial resources of CAE to the completion thereof could have a negative impact on our operating results and business generally, and could have a material adverse effect on our current and future operations, financial condition and prospects, including the loss of investor confidence in connection with our ability to execute our strategic plan. In addition, failure to complete the proposed Sale Transaction for any reason could materially negatively impact the market price of our securities and there can be no assurance that management will be successful in its efforts to identify and implement other strategic alternatives that would be in the best interests of CAE and its stakeholders within the context of existing market, regulatory and competitive conditions in the industries in which we operate, on favourable terms and timing or at all, and, if implemented, that such actions would have the planned results. We also have incurred significant transaction and related costs in connection with the proposed Sale Transaction, and additional significant or unanticipated costs may be incurred. Additional risks that could cause such differences include, but are not limited to, risks relating to cybersecurity, geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of CAE’s business, level and timing of defence spending, civil aviation industry, CAE’s ability to penetrate new markets, research and development activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic

Press Release partnerships and long-term contracts, CAE cannot assure investors that it will effectively manage its growth, estimates of market opportunity, competing priorities, supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts, continued reliance on certain parties and information, talent management, key personnel and management, corporate culture, labour relations, availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rates, returns to shareholders, estimates used in accounting, impairment risk, pension plans, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of CAE’s common shares, seasonality, taxation matters, adjusted backlog, data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of CAE’s intellectual property and brand, third-party intellectual property, foreign private issuer status, enforceability of civil liabilities against CAE’s directors and officers, extreme climate events and the impact of natural or other disasters (including effects of climate change), more acute scrutiny and perception gaps regarding environmental, social and governance matters, reputational risk, information technology and reliance on third-party providers for information technology systems and infrastructure management. Additionally, differences could arise because of events announced or completed after the date of this press release. More information about the risks and uncertainties affecting CAE’s business can be found in the Management’s Discussion & Analysis for the year ended March 31, 2023 and the Management’s Discussion & Analysis for the quarter ended June 30, 2023. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this press release, and in the documents referenced herein, are not necessarily the only ones CAE faces; additional risks and uncertainties that are presently unknown to CAE or that CAE may currently deem immaterial may adversely affect CAE’s business. Except as required by law, CAE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Material Assumptions The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the satisfaction of all closing conditions of the Sale Transaction, including receipt of all

Press Release necessary regulatory approvals and other consents and approvals in a timely manner and on terms acceptable to CAE, our ability to otherwise complete the Sale Transaction within anticipated time periods and at expected cost levels, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Sale Transaction, the realization of the expected strategic, financial and other benefits of the Sale Transaction in the timeframe anticipated (including receipt of expected proceeds and intended use thereof), fulfillment by the other parties of their respective obligations, commitments and undertakings pursuant to the Sale Transaction documentation, prevailing market conditions, and no material financial, operational or competitive consequences of changes in regulations affecting CAE’s business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in the Management’s Discussion & Analysis for the year ended June 30, 2023 and the Management’s Discussion & Analysis for the quarter ended June 30, 2023. Accordingly, the assumptions outlined in this press release, and in the documents referenced herein, and, consequently, the forward- looking statements based on such assumptions, may turn out to be inaccurate. Contacts General Media: Samantha Golinski, Vice President, Public Affairs & Global Communications +1-514-341-2000, ext. 7939, samantha.golinski@cae.com Investor Relat ions: Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management +1-514-734-5760, andrew.arnovitz@cae.com